UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Axesstel, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

05459T 10 1

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed

    [  ]  Rule 13d-1(b)

    [  ]  Rule 13d-1(c)

    [  ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No.  05459T 10 1

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1. Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

    Mike H.P. Kwon

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2. Check the Appropriate Box if a Member of a Group (A) / /

    (See Instructions) (B) / /

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3. SEC Use Only

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4. Citizenship or place of Organization

    United States

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Number of Shares                                         5. Sole Voting Power

                                                                                 4,277,133

Beneficially Owned                                       6. Shared Voting Power

                                                                                             0

By Each Reporting                                       7. Sole Dispositive Power

                                                                                 4,277,133

Person With                                               8. Shared Dispositive Power

                                                                                             0

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9. Aggregate Amount Beneficially Owned by Each Reporting Person

4,277,133

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10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

     (See Instructions)

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11. Percent of Class Represented by Amount in Row 9

51.5%

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 12. Type of Reporting Person (See Instructions)

IN

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ITEM 1.

    (a)    Name of Issuer:    Axesstel, Inc.

    (b)    Address of Inssuer's Principal Executive Offices:

            6305 Lusk Blvd., San Diego, California 92121

ITEM 2.

    (a)    Name of Person Filing:

            Mike H.P. Kwon

    (b)    Address of Principal Business Office or, if none, Residence:

            c/o Axesstel, Inc.

            6305 Lusk Blvd., San Diego, California 92121

    (c)    Citizenship:    United States

    (d)    Title of Class of Securities:    Common Stock, $0.001 par value

    (e)    CUSIP Number:    05459T 10 1

ITEM 3. Status of Person Filing:

            Not applicable.

ITEM 4. Ownership

        (a)    Amount Beneficially Owned:

               4,277,133  shares

        (b)    Percent of Class:  51.5%

        (c)    Number of shares as to which such person has:

                (i)    sole power to vote or direct the vote:    4,277,133 shares

                (ii)    shared power to vote or to direct the vote:    0 shares

                (iii)    sole power to dispose or to direct the disposition of:    4,277,133 shares

                (iv)    shares power to dispose or to direct the disposition of:    0 shares

ITEM 5. Ownership of Five Percent of Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   [   ]

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.  Notice of Dissolution of the Group

Not Applicable

ITEM 10.  Certification

    (a)    Not applicable.

    (b)    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2004

/s/ Mike H.P. Kwon

Mike H.P. Kwon, Chairman of the Board